UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated October 3, 2018	1

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 71 0 267 www grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Con5olidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT In connection with the UBS report issued today on the potential impact of inhibitors of the neonatal receptor of the C fragment (FeRn inhibitors) to Grifols immunoglobulin business, the company strongly disagrees with the conclusions of the report based on the following aspects: • The report is based solely on preliminary clinical studies (phase I and phase II) with a very limited number of patients and therefore results are not conclusive with regard to safety and efficacy of the products to treat some autoimmune diseases The product, to be approved after phase Ill trials, must prove equal or superior efficacy to immunoglobulin Even if safety and efficacy were demonstrated, FeRn would only impact a limited number of diseases and patients. For that reason the company believes the potential impact on its business would be minimal Demand for immunoglobulin well exceeds supply. The company continues innovating and developing new opportunities for the use of immunoglobulins and guaranteeing access for patients to the product by investing in plasma supply and new production facilities. • • • In Barcelona, on 3 October 2018 Nuria Martfn Barnes Secretary to the Board of Directors llf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 3, 2018